UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 3 – Final Amendment)

CHINA EXECUTIVE EDUCATION CORP.
(Name of Issuer)

CHINA EXECUTIVE EDUCATION CORP.
BEYOND EXTREME TRAINING CORP.
KAIEN LIANG
POKAI HSU
TINGYUAN CHEN
YEN CHEN CHI
HUANG-JEN CHOU
CHIAYEH LIN
CHINA BERKSHIRE SURPASS BUFFETT CO., LTD.
ZHICHENG ZHENG
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

682164108
(CUSIP Number of Class of Securities)

Kaien Liang	Alan Seem, Esq.
c/o Hangzhou MYL Business Administration Consulting Co. Ltd.	Shearman & Sterling LLP
Room 307, Hualong Business Building	11th Floor, Platinum
110 Moganshan Road	233 Taicang Road
Hangzhou 310005	Shanghai 200020
People’s Republic of China	People’s Republic of China
(+86) 571-8880-8109	(+86) 21-6136-5018

(Name, Address and Telephone Number of Person Authorized

 to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A Tender offer.
☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$735,188.40	$84.25

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.  The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 20,565,000 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.324 in cash per share.  There were 2,269,100 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of October 16, 2012.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying the transaction valuation by 0.00011460.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party:  N/A

Date Filed:  N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS:  APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 16. Exhibits
SIGNATURES

EXPLANATORY NOTE

     This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng (collectively, the “Rollover Stockholders”), China Executive Education Corp. (“CEEC”) and Beyond Extreme Training Corp. (“BETC”), on October 16, 2012, as amended and restated by Amendment No. 1 and No. 2 to the Schedule 13E-3 filed on November 30, 2012 and December 12, 2012, respectively, in connection with the short-form merger of BETC with and into CEEC, pursuant to Section 92A.180(2) of Nevada Revised Statute. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

     The merger of BETC with and into CEEC pursuant to Section 92A.180(2) of Nevada Revised Statute became effective on March 6, 2013 (the “Effective Date”). CEEC is the corporation surviving the merger, and as a result of the merger is now a privately held wholly-owned subsidiary of the Rollover Shareholders.

     Pursuant to the terms of the merger, each outstanding share of common stock (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and converted into the right to receive $0.324 per share in cash, without interest. Notice of Merger and Dissenters’ Rights and a Letter of Transmittal will be mailed to stockholders of record of CEEC as of the effective date of the Merger within 10 calendar days of the effective date of the Merger and should be read carefully.

Item 16.  Exhibits

Exhibit Number	Description
(a)(1)	Letter from Beyond Extreme Training Corp. to Stockholders of China Executive Education Corp.*

(a)(2)	Form of Notice of Merger and Dissenters’ Rights*

(b)	None

(c)	None

(d)(1)	Plan of Merger by and between Beyond Extreme Training Corp., a Nevada corporation and China Executive Education Corp., a Nevada corporation, dated October 16, 2012*
(d)(2)
Contribution Agreement by and among Beyond Extreme Training Corp., a Nevada corporation and Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng, dated October 16, 2012*

(e)	None

(f)	Nevada Revised Statutes Chapter 92A (Section 300 through 500 inclusive) — Dissenters’ Rights Provisions*

*       Previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: March 6, 2013

CHINA EXECUTIVE EDUCATION CORP.

By: /s/ Kaien Liang
Name: Kaien Liang
Title: Director

BEYOND EXTREME TRAINING CORP.

By: /s/ Kaien Liang
Name: Kaien Liang
Title: Director

KAIEN LIANG

/s/ Kaien Liang

POKAI HSU

/s/ Pokai Hsu

TINGYUAN CHEN

/s/ Tingyuan Chen

YEN CHEN CHI

/s/ Yen Chen Chi

HUANG-JEN CHOU

/s/ Huang-Jen Chou

CHIAYEH LIN

/s/ ChiaYeh Lin

CHINA BERKSHIRE SURPASS BUFFETT CO., LTD.

By: /s/ Huang-Jen Chou
Name: Huang-Jen Chou
Title: Chairman

ZHICHENG ZHENG

/s/ Zhicheng Zheng